Capital One Financial Corporation 1680 Capital One Drive McLean, Virginia 22102-3491

July 29, 2011

Ms. Suzanne Hayes,

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549

Re:	Capital One Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 10, 2011

File No. 001-13300

Dear Ms. Hayes:

This letter sets forth the responses of Capital One Financial Corporation (“Capital One” or the “Company”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 19, 2011. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Business Segments, page 2

1.	Please revise your description in Commercial Banking to better define the phrase “middle market customers” in your periodic and annual reports.

Response:

In future filings, we will enhance our disclosures to better define what we consider as our “middle market customers.” Our enhanced disclosures will clarify that our middle market customers are typically commercial and industrial companies with annual revenues between $10 million to $1.0 billion.

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

Deposit and Deposit Insurance, page 5

2.	We note that “[a]bsent any action that management may take to minimize deposit insurance assessments, the Bank’s assessments will increase significantly starting for the period beginning on April 1, 2011.” Please provide us with draft disclosure to be included in future filings that quantifies the increased assessment.

Response:

Capital One has reassessed the potential impact of the new deposit insurance assessment rules referenced in our Form 10-K for the year ended December 31, 2010 (our “2010 Form 10-K”), that went into effect on April 1, 2011. We plan to include draft disclosure in our upcoming Form 10-Q for the quarterly period ended June 30, 2011 (our “Second Quarter 10-Q”), which we expect to file on or about August 5, 2011, as follows:

The Dodd-Frank Act required the FDIC to change the deposit insurance assessment base from deposits to average consolidated total assets minus average tangible equity. The FDIC recently finalized rules to implement this change and to modify significantly how deposit insurance assessment rates are calculated for those banks with assets of $10 billion or greater, which rules went into effect on April 1, 2011. After taking into account planned actions by management intended to minimize the financial impact of the FDIC assessment changes, we do not anticipate that the Banks’ assessments for 2011 will increase by a significant amount.

Supervision and Regulation

Heightened Prudential and Other Requirements under the Dodd-Frank Act, page 4

3.	We note your disclosure the Dodd-Frank Act imposes new, more stringent standards and requirements with respect to certain activities, including proprietary trading (under the “Volcker Rule”). We also note your disclosure on page 170 that net gains and losses on your investment securities portfolio and “certain trading activities” are included in your Other operating segment. Although it is not clear from your disclosures whether you do participate in proprietary trading activities, the disclosure on page 170 seems to allude to the fact that you may. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker Rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately discuss the following:

•	Clarify whether you do or do not participate in proprietary trading activities.

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

Response:

The final regulations implementing the Volcker Rule, which have not yet been issued, will include clarifications to the definition of proprietary trading and distinctions between permitted and prohibited activities. Based on our present interpretation of the definition of proprietary trading in the Volcker Rule, we do not presently believe that we participate in proprietary trading activities that would be prohibited under the Volcker Rule.

•

Clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Response:

As noted above, we do not presently believe we participate in proprietary trading activities that would be prohibited under the Volcker Rule. As a result, we do not anticipate changes to the conduct of our businesses as a result of the future prohibitions or limitations on proprietary trading activities.

•	Disclose your revenues earned from proprietary trading activities.

Response:

As noted above, we do not presently believe we participate in proprietary trading activities that would be prohibited under the Volcker Rule.

•

Clearly identify aspects of your business that are similar to but excluded from your definition of “proprietary trading” for these purposes, and specifically disclose how you differentiate such activities. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

Response:

An important scope issue related to the Volcker Rule is whether the prohibitions on proprietary trading should apply to non-trading positions such as those employed by commercial banks in their normal asset-liability management (ALM) activities. We presently believe that the “permitted activities” exceptions to the Volcker Rule, particularly those for risk-mitigating hedging and transacting in government securities, should be interpreted in a manner that does not require us to materially alter our ALM activities. In January 2011, the Financial Stability Oversight Council provided recommendations on the implementation of the Volcker Rule that supported our view that ALM activities should be treated as permitted activities.

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

•

Discuss the expected effects of the Volcker rule on your business units that sponsor or invest in private equity or hedge funds, if applicable. Clearly identify the extent to which such activities have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

Response:

We expect to be required under the Volcker Rule to dispose of certain investments in private equity or hedge funds acquired with our past bank acquisitions. However, we do not have any business units that engage in sponsoring or investing in private equity or hedge funds to any material extent and, as a result, the prohibition on such investments is not expected to have a material effect on the Company. For the Staff’s reference, we currently anticipate that the value of our private equity and hedge fund investments that may not be permissible under the Volcker Rule will be approximately $150 million. We are considering options to exit or restructure these investments.

Item 1A. Risk Factors

4.	We note that the increase in reported net income in 2010 “was largely attributable to a substantial reduction in the provision for loan and lease losses.” Please provide us with a draft of a risk factor to be included in future filings that clearly discloses that the reduction in the provision for loan and lease losses is a significant driver of net income and that this level of net profit may not be sustainable.

Response:

We have carefully considered the Staff’s comment and believe that, in light of the specific facts involved with respect to our 2010 net income, our existing disclosures adequately identify the reduction in our provision for loan and lease losses as a factor that contributed to the significant increase in our net income for 2010 over 2009. We respectfully believe that it would not be appropriate to give greater prominence to this one variable based on one year’s experience under somewhat unique circumstances (including the significant increases in our provision in prior periods) given that, in any given year, any number of factors that are addressed in our existing risk factors could be the primary driver of changes, either positive or negative, to our net income. As noted below, we discuss the effect of our 2010 provision for loan and lease losses in numerous places in the MD&A of our 2010 Form 10-K, highlighting that in 2010, on a year-

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

over-year basis, its reduction was a driver for the increase in net income and was attributable to the extraordinary credit environment. In addition, we underscore in our disclosures that our provision and related allowance are estimates of inherent losses that are subject to significant uncertainty and may increase or decrease due to a variety of factors.

As the Staff has noted, the Financial Highlights in our “Executive Summary and Business Outlook” in our MD&A begin on page 25 of our 2010 Form 10-K with disclosure stating that the increase in our 2010 net income was largely attributable to a substantial reduction in our provision for loan and lease losses. This statement is discussing a year-over-year change. That disclosure is followed by a statement of our then current expectations for 2011, including the statement on page 27 that “we expect that charge-offs will continue their downward trend, although the pace of the allowance releases of 2010 is likely to abate during 2011.” As well, our discussion of our critical accounting policies and estimates states on page 30 that “our estimation process [used to determine our allowance for loan and lease losses] is subject to risks and uncertainties, including a reliance on historical loss and trend information that may not be representative of current conditions and indicative of future performance.”

In addition, our 2010 Form 10-K addresses our provision for loan and lease losses in a number of other places. In “Consolidated Results of Operations Financial Performance—Provision for Loan and Lease Losses” on page 38, we explain that our provision in each period is driven by charge-offs as well as the level of allowance that we determine is necessary to provide for probable credit losses. We underscore again that the significant decrease in our provision expense in 2010 was attributable to reduced charge-offs and continued improvement in credit performance, as well as a reduction in our loan portfolio balance. As we note on page 61 of our 2010 Form 10-K, “[t]he provision for loan and lease losses, which is charged to earnings, reflects credit losses we believe have been incurred and will eventually be reflected over time in our charge-offs.”

Although the significant reduction in our provision for loan and lease losses in 2010 was a significant factor contributing to the increase in net income, our net income can increase or decrease on a year-over-year basis due to a variety of factors. The extraordinary credit environment in 2008 and 2009 resulted in elevated provisions for loan and lease losses. We subsequently reported reduced provisions in 2010 as the credit environment improved, and those reductions helped to drive an increase in net income from 2009 to 2010. However, we do not believe that this fairly unique circumstance, which was preceded by a significant increase in our provision for loan and lease losses from 2007 to 2008 (which, as we disclosed on page 39 of our Form 10-K for the year ended December 31, 2008, was a significant event contributing to our net loss in 2008), has led investors to expect similar increases in net income on a year-over-year basis.

Moreover, the extent to which our net income increases or decreases in any one year is subject to many different factors. We address these factors and any known trends or uncertainties regarding them in our MD&A. We believe that these disclosures adequately describe the components, factors, trends and drivers for our provision for loan and lease losses and our

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

allowance. As well, we believe that our Risk Factors adequately identify the range of factors that can cause our results to vary from year to year. With respect specifically to factors affecting our provision for loan and lease losses, we state in the Risk Factors in our 2010 Form 10-K on page 13 that our loan and lease losses may impact our net income and that releases from allowances may cause net income to increase:

The credit quality of our portfolio can have a significant impact on our earnings. We allow for and reserve against credit risks based on our assessment of credit losses inherent in our loan portfolios. This process, which is critical to our financial results and condition, requires complex judgments, including forecasts of economic conditions. We may underestimate our inherent losses and fail to hold a loan loss allowance sufficient to account for these losses. Incorrect assumptions could lead to material underestimates of inherent losses and inadequate allowance for loan and lease losses. In addition, our estimate of inherent losses impacts the amount of allowances we build to account for those losses. The increase or release of allowances impacts our current financial results.

Compliance with New and Existing Laws and Regulations May Increase our Costs…, page 12

5.	Please provide us with draft disclosure to be included in future filings that quantifies the impact to your revenues resulting from the limit on interchange fees.

Response:

We plan to include the following draft disclosure in our Second Quarter 10-Q:

On June 29, 2011, the Board of Governors of the Federal Reserve System adopted a final rule and an interim final rule implementing the portion of the Dodd-Frank Act that limits interchange fees received by a debit card issuer. The final rule limits interchange fees per debit card transaction to $.21 plus five (5) basis points of the transaction amount and provides, through the interim final rule, for an additional $.01 fraud prevention adjustment to the interchange fee for issuers that meet certain fraud prevention requirements. If interchange fees are set at the maximum amount allowed by the rule and we receive the fraud prevention adjustment, we estimate that our debit interchange revenue will decline by approximately $[XX] in 2012, without taking into account any actions we may take to offset this decline.

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

We May Experience Increased Losses Associated with Mortgage Repurchases and Indemnification Obligations, page 14

6.	Please provide us with draft disclosure and revise your future filings to add specific quantifications to this risk factor indicating what your reasonably possible loss was for mortgage repurchases and indemnification obligations as of the period. Please also disclose that you do not have complete information about the underlying credit performance of mortgages sold to others that you do not service, and quantify the original principal balance of mortgage loans that fall into this category.

Response:

We note that our 2010 Form 10-K and our Form 10-Q for the quarterly period ended March 31, 2011 (our “First Quarter 10-Q”), each discloses our reasonable estimate of possible losses for mortgage repurchases and indemnification obligations as of each period end. Those disclosures also address the original principal balance of mortgage loans for which we do not have information about the underlying credit performance. In order to more directly address the Staff’s comment, we intend to include updated disclosure in our Second Quarter 10-Q as set forth below:

With respect to the $111 billion in original principal balance of mortgage loans originated and sold to others between 2005 and 2008, we estimate that approximately $41 billion in unpaid principal balance remains outstanding as of June 30, 2011, approximately $14 billion in losses have been realized and approximately $13 billion in unpaid principal balance is at least 90 days delinquent. Because we do not service most of the loans we sold to others, we do not have complete information about the underlying credit performance levels for some of these mortgage loans. These amounts reflect our best estimates, including extrapolations where necessary. These extrapolations occur on the approximately $13 billion original principal balance of mortgage loans for which we do not have information about the current holders or any underlying credit performance. These estimates could change as we get additional data or refine our analysis.

* * *

As part of our business planning processes, we have considered various outcomes relating to the potential future representation and warranty liabilities of our subsidiaries that are possible but do not rise to the level of being both probable and reasonably estimable outcomes that would justify an incremental accrual under applicable accounting standards. We believe that the upper end of

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

the reasonably possible future losses from representation and warranty claims beyond the current accrual levels, including reasonably possible future losses relating to the US Bank Litigation and DBSP Litigation, could be as high as $1.1 billion. Notwithstanding our attempt to estimate a reasonably possible amount of loss beyond our current accrual levels based on current information, it is possible that actual future losses will exceed both the current accrual level and the amount of reasonably possible losses estimated here. There is still significant uncertainty as to numerous factors that contribute to ultimate liability levels, including, but not limited to, litigation outcomes, future repurchase claims levels, ultimate repurchase success rates and mortgage loan performance levels.

This draft disclosure reflects our disclosure in our 2010 Form 10-K (pages 65 and 68) and First Quarter 10-Q (pages 33 and 36), with updates in the first paragraph above that we plan to include in our Second Quarter 10-Q. The disclosures in our 2010 Form 10-K and our First Quarter 10-Q can be found in our MD&A under the heading “Consolidated Balance Sheet Analysis and Credit Performance—Potential Mortgage Representation & Warranty Liabilities.” The Risk Factor on page 14 of our 2010 Form 10-K referenced in the Staff’s comment specifically cross-references this caption in our MD&A. In addition, the disclosure is reiterated in “Note 15—Commitments, Contingencies and Guarantees” in our First Quarter Form 10-Q (Note 21 in our 2010 Form 10-K). We believe that these prior disclosures, as updated for our Second Quarter Form 10-Q, adequately provide readers the information referenced in the Staff’s comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 11: Loan Portfolio Composition, page 51

7.	We note your loan portfolio composition disclosures on page 51. Please expand the narrative describing this table by providing more details regarding your lending policies and procedures. Please expand this disclosure to include a narrative discussion of your underwriting policies and procedures in your primary lending products; lending requirements such as loan-to-value ratios, credit requirements and documentation; which loans are offered at fixed or variable rates; and the factors that lead you to hold loans for investment or sell them in the secondary markets.

Response:

In future filings, no later than our Form 10-K for the year ended December 31, 2011, we will expand our qualitative disclosures to provide additional detail on our lending policies and

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

procedures for our primary lending products, including our underwriting process for secured versus unsecured loans, our loan-to-value ratio and credit score requirements for mortgage loans as well as other eligibility criteria, and our use of proprietary models to assess credit risk. We will also discuss the factors we consider in determining whether to hold loans for investment, which include, but are not limited to, our overall balance sheet risk profile and capital position.

Non-performing Assets, page 56

8.	We note your disclosure in footnote two to Table 19 on page 57 that addresses how you treat purchased credit impaired (PCI) loans in your non-performing assets balances and ratios, and your disclosure in footnote three to Table 20 on page 59 that addresses the same issue. We acknowledge that these disclosures were enhanced in your current filings due to comments issued during our prior year review in order to clarify that PCI loans were recorded at fair value upon acquisition and, therefore, are only included in non performing loans and other credit quality balances and ratios if they experience subsequent credit deterioration. However, your disclosure in footnote one to the tabular disclosure on page 119 simply states that PCI loans are “excluded” from loans past due 90-days and still accruing and non-performing loans, as well as your disclosure on page 102 that states you “separately track and report PCI loans and exclude these loans from our delinquency and nonperforming loan statistics.” Please revise your disclosures on pages 119 and 102, as well as any other similar disclosures throughout your filings as applicable, to clarify that PCI loans are included in these credit quality amounts and ratios if they experience credit deterioration subsequent to acquisition.

Response:

Because the initial measurement attribute for PCI loans is different than the measurement attribute for non-PCI loans, we disaggregated our credit quality disclosures to present PCI loans as a separate class of financing receivables, effective with our December 31, 2010 adoption of ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. We provide separate credit quality and allowance disclosures for PCI loans in “Note 5—Loans” and “Note 6—Allowance for Loan and Lease Losses,” on pages 117 to 126 of our consolidated financial statements in our 2010 Form 10-K.

In future filings, we will revise our disclosures related to PCI loans to clarify throughout our filing that PCI loans are excluded from our delinquency and nonperforming credit metrics, as we separately track and report the performance of these loans. We also will provide cross references in our filings to the credit quality disclosures related to PCI loans. As we are accounting for the PCI loans on a pooled basis the pools would have to experience credit deterioration before we would begin including PCI loans in the credit quality metrics.

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

Loan Modifications and Restructurings, page 59

9.	We note that you have a significant credit card portfolio and that as of December 31, 2010 and March 31, 2011 you had $912 million and $931 million, respectively, of credit card loans outstanding for borrowers enrolled in a credit card modification program, all of which appear to be considered to be troubled debt restructurings (TDRs). Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, please tell us, and disclose in future filings, how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, tell us whether for purposes of this calculation you assumed the interest rate existing at origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

Response:

We do have credit card loan agreements where the interest rate on the credit card loan is automatically increased due to non-payment, late payment or similar events. For TDR’s, we determine the effective interest rate for the purpose of measuring the amount of impairment based on the interest rate in effect immediately prior to the loan entering the modification program. We will disclose this information in future filings.

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies

Resale and Repurchase Agreements, page 99

10.	We note your disclosure that you “generally” account for your securities purchased under agreements to resell and securities sold under agreements to repurchase transactions as collateralized financing transactions and not as sales. Please tell us whether you account for any of these transactions as sales. If you do, please provide your accounting analysis that you relied on when concluding those transactions were sales under current accounting guidance, and please revise your future filings to define the extent of exceptions reflected in your use of the word “generally”. If you do not account for any transactions as sales, please revise this disclosure in future filings to clarify that fact.

Response:

All of our securities purchased under agreements to resell and our securities sold under agreements to repurchase have been accounted for as collateralized financing transactions. In future filings, we will revise our disclosure to clarify.

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

Charge-offs, page 103

11.	We note from your disclosure here and on page 102 that your time period for classifying unsecured small business lines of credit and other non-credit card consumer loans as nonperforming is the same time frame for charging-off the loan (i.e. 180 days and 120 days, respectively). Please confirm in your response as well as in your disclosure regarding nonperforming loans that the time frame for both classification as nonperforming and for charging-off the loan is the same for both of these loan categories. Please revise future filings to explain how your nonperforming loan ratios are impacted by having simultaneous triggers for classifying these loans as nonperforming and for charge-off.

Response:

See the table below for the time frame for classification as nonperforming and for charging- off of our consumer loan portfolio:

Consumer Loan Category	Nonperforming	Charge-Off
Auto	90 days	120 days
Mortgage	90 days	180 days
Unsecured small business revolving lines of credit	90 days	180 days
Other non-credit card consumer loans	120 days	120 days

Our disclosure on page 102 of our 2010 10-K incorrectly stated that we classify unsecured small business revolving lines of credit as nonperforming in the period the loan becomes 180 days past due.

In future filings, we will revise our disclosure to state that we classify unsecured small business revolving lines of credit as nonperforming in the period the loan becomes 90 days past due. We also will enhance our disclosure to provide the information in the table above and to explain how our nonperforming loan ratios are affected by having simultaneous triggers for nonperforming classification and for charge-off. We will include a cross reference to the aging of delinquent loans table (see page 119 of our Form 10-K) to help the reader better understand the credit quality of our entire portfolio including performing and non-performing loans.

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

Definitive Proxy Statement on Schedule 14A

Compensation of Directors, page 23

12.	We note that the “Option Awards” column reports the value of stock options granted in exchange for cash compensation. Please confirm that in future filings you will disclose the amount of cash compensation the director elected to forego under the column for “Fees Earned or Paid in Cash” rather than the column for “Option Awards.” See our guidance in Regulation S-K Compliance and Disclosure Interpretation 119.03.

Response:

Capital One confirms that in future filings we will disclose the amount of cash compensation any director elects to forgo in exchange for stock options under the “Fees Earned or Paid in Cash” column rather than the “Option Awards” column.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Balance Sheet Analysis and Credit Performance

Delinquency Rates, page 24

13.	We note your disclosure here related to loans that you consider to be delinquent, including disclosure of 30+ day performing delinquent loans and 30+ day delinquent loans. We note similar delinquent loan disclosures on page two. It is unclear from your disclosures what exactly the difference is between performing delinquent loans and delinquent loans for each loan category. Please tell us and revise future filings, throughout your filing as appropriate, to disclose the difference between 30+ day performing delinquent loans and 30+ day delinquent loans.

Response:

In future filings, we will revise our disclosures to clarify the difference between 30+ day performing delinquent loans and 30+ day delinquent loans. Our 30+ day performing delinquent loans are a subset of our 30+ day delinquent loans. Our 30+ day delinquency statistics include the total population of loans that are 30 or more days past due, whereas our 30+ day performing delinquency statistics include loans that are 30 or more days past due and are also currently classified as performing and still accruing interest. The 30+ day delinquency and 30+ day performing delinquency metrics are the same for credit card loans, as we continue to classify credit card loans as performing until they are charged-off, generally when the loan is 180 days past due. However, the 30+ day delinquency and 30+ day performing delinquency metrics are different for other loan categories based on our policies for classifying loans as nonperforming, which we disclose on page 61 of our First Quarter 10-Q.

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

Interim Consolidated Financial Statements

Note 16—Subsequent Events, page 114

14.	You disclose in Note 16 that under the terms of your agreement with Kohl’s, you expect Kohl’s to reimburse you for a fixed percentage of credit losses incurred. You state that the loss sharing amounts from Kohl’s will be reflected as a reduction in your provision for loan and lease losses and net charge-offs. Please address the following regarding this disclosure:

Response:

In addressing the inquiries contained within Comment 14, under “Interim Consolidated Financial Statements—Note 16—Subsequent Events” on page 114 of our First Quarter 10-Q, we wish to clarify the timing for the Kohl’s arrangements. In August 2010 we entered into a partnership agreement with Kohl’s. However, the agreement was not effective until April 1, 2011, when we acquired the existing cardholder accounts from Kohl’s’ prior partner, JP Morgan Chase. Subsequent to April 1, 2011, we began originating Kohl’s branded credit card loans. Therefore, our June 30, 2011 interim financial statements will be the first to reflect the balances and activity related to the Kohl’s partnership agreement. With this in mind, please note that we have reordered the individual inquiries related to Kohl’s to provide the greatest clarity within our responses.

•	Tell us whether you accounted for the August 2010 partnership agreement as a business combination or the acquisition of a loan portfolio.

Response:

The April 1, 2011 acquisition from JP Morgan Chase included only cardholder accounts and did not include other inputs (i.e systems, people or other assets). Therefore, the transaction was accounted for as an asset acquisition.

•	Tell us in detail the terms of the loss sharing agreement provisions and explain how you accounted for the loss sharing agreement at inception as well as subsequently.

Response:

The loss sharing provision of the partnership agreement requires Kohl’s to reimburse us for a fixed percentage of losses on a loan-by-loan basis and applies to both the accounts acquired from JP Morgan Chase on April 1, 2011 and accounts we subsequently originate under the partnership agreement. Per the terms of the agreement, losses are defined as the amount of individual cardholder indebtedness written-off (including bankruptcy, fraud, settlements, and deceased losses) in accordance with US generally accepted accounting principles (US GAAP) and written Federal Financial Institutions Examination Council guidelines less recoveries from cardholders. Settlement of amounts due from Kohl’s under the loss share provision occurs on a monthly basis. The journal entries below provide an understanding of the accounting for the loss share provision and its impact on the allowance for loan and lease losses and the provision for loan and lease losses.

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

•	Tell us whether the loss sharing agreement provides coverage on a specific loan-by-loan basis or on a portfolio basis.

Response:

As noted in our response above the loss sharing agreement provides coverage on a specific loan-by-loan basis.

•	Provide us with a walkthrough of the journal entries. Specifically identify where the receivable from Kohl’s is reported and whether you are reporting the allowance gross or net.

Response:

We are reporting the allowance for loan and lease losses net of any identified loss reimbursements from Kohl’s. Similarly, the provision for loan and lease losses is reported net of any identified loss reimbursement we will receive from Kohl’s under the loss sharing provision in the partnership agreement. The purchase accounting journal entries and the journal entries related to the loss sharing provision are as follows:

April 1, 2011

Loan acquisition accounting

Debit Loans

Debit Purchased Credit Card Relationship (PCCR) intangible

Credit Cash – Paid to JP Morgan Chase

To record acquisition of loans and PCCR assets at fair value.

Subsequent accounting

Debit Provision for loan and lease expense

Credit Allowance for loan and lease losses

To record allowance for our portion of expected principal losses (net of expected reimbursement from Kohl’s).

Debit Allowance for loan and lease losses

Debit Other assets

Credit Loans

To record cardholder charge-offs for loans associated with the Kohl’s partnership agreement and to record current month’s receivable from Kohl’s under the loss sharing agreement .

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

Debit Cash

Credit Other Assets

To record cash received from Kohl’s for their portion of losses

Debit Non-Interest expense

Credit PCCR intangible

To recode amortization of PCCR intangible

Debit Provision for loan and lease expense

Credit Allowance for loan and lease losses

To update the quarter-end allowance for expected losses, net of Kohl’s loss share.

•	Clarify how you are reflecting the amounts in your presentation of each gross charge-offs and recoveries.

Response:

In our Allowance for Loan and Lease Activity table that will be included in our Allowance for Loan and Lease Losses footnote in the Second Quarter 10-Q, the reimbursement from Kohl’s will be netted within Credit Card Charge-offs line and not included in the Credit Card Recoveries line.

•	Tell us the amount by which your allowance and net charge-offs have been reduced for each quarterly period since the portfolio acquisition in August 2010.

Response:

The purchase accounting journal entries and the journal entries reflecting activity under the partnership agreement were recorded beginning in the second quarter of 2011. As of June 30, 2011 the expected reimbursement from Kohl’s netted in our allowance for loan and lease losses was approximately $170 million. Loss sharing amounts from Kohl’s during the quarter reduced charge-offs by $42 million. Therefore, the total impact to provision for loan and lease losses for the second quarter was $212 million.

•

To the extent the loss sharing agreement does not provide coverage on a specific loan-by-loan basis, tell us how you determined it was appropriate to reflect the effects of the loss sharing agreement as a reduction of your allowance and gross charge-offs. Clarify how it how it is reflected in your rollforward of the allowance. It would not seem appropriate to net such recoveries in the computation of your allowance.

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

Response:

The loss sharing agreement provides coverage on a specific loan-by-loan basis. Please see the responses above for clarification on how the effects of the loss sharing agreement are reflected in the roll forward of the allowance.

•	For transparency purposes, revise your future filings to clarify the above points as appropriate.

Response:

As noted above, our Second Quarter 10-Q will be the first quarterly filing reflecting the purchase accounting and activity under the partnership agreement. Below is a draft of the footnote disclosure we plan to include in our Second Quarter 10-Q:

In August 2010, we entered into a private-label credit card partnership agreement with Kohl’s Department Stores (“Kohl’s”). In connection with the partnership agreement, effective April 1, 2011, we acquired Kohl’s existing private-label credit card loan portfolio from JPMorgan Chase & Co. The existing portfolio, which consists of more than 20 million Kohl’s customer accounts, had an outstanding principal and interest balance of approximately $3.7 billion at acquisition. The partnership agreement has an initial seven-year term and an automatic one-year renewal thereafter. We accounted for the purchase as an asset acquisition.

Under the terms of the partnership agreement and in conjunction with the acquisition, we began issuing Kohl’s branded private-label credit cards to new and existing Kohl’s customers on April 1, 2011. Risk management decisions are jointly managed by Kohl’s and us, but we retain final authority over risk management decisions. Kohl’s has primary responsibility for handling customer service functions and advertising and marketing related to credit card customers.

We share a fixed percentage of revenues, consisting of finance charges and late fees, with Kohl’s, and Kohl’s is required to reimburse us for a fixed percentage of credit losses incurred. Revenues and losses related to the Kohl’s credit card program are reported on a net basis in our consolidated financial statements. The revenue sharing amounts earned by Kohl’s are reflected as an offset against our revenues in our consolidated statements of income. The loss sharing amounts from Kohl’s are reflected as a reduction in our provision for loan and lease losses in our

Suzanne Hayes

U.S. Securities and Exchange Commission

July 29, 2011

consolidated statements of income. We have also reported the related allowance for loan and lease losses attributable to the Kohl’s portfolio on our consolidated balance sheets net of the loss sharing amount due from Kohl’s.

Interest income has been reduced by $215 million in the second quarter and first six months of 2011 for amounts earned by Kohl’s. Loss sharing amounts from Kohl’s during the quarter reduced charge-offs by $42 million. In addition, the expected reimbursement from Kohl’s netted in our allowance for loan and lease losses was approximately $170 million. The total reduction in provision for loan and lease losses for the second quarter and first six months of 2011 was $212 million.

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In connection with our response to the Staff’s July 19, 2011 letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (703) 720-3199 if you have any questions or would like any additional information.

Sincerely,

/s/ R. SCOTT BLACKLEY
R. Scott Blackley Controller and Principal Accounting Officer